TRANSITNET
2022 Report

Dear investors,

In the wake of the downturn in the crypto market and the fallout from the collapse of FTX, we believe that a significant opportunity exists to create tools to make the industry safer, more secure, and regulatory compliant. In this environment, we believe that the Company's technology and intellectual property to confirming ownership (title) of crypto wallets has significant potential.

Additionally, the leadership teams of the Company and its parent entity, CapLinked, Inc. (CLI), are currently determining the terms of a full separation and spin-off of TransitNet from CLI, which if completed would make TransitNet a wholly independent company. We will send additional updates to our investors as this process continues.

We need your help!

Over the past year, TransitNet's investors helped the Company get the word out about its fundraise, participated in the alpha test, provided valuable product feedback, and helped promote the Company on social media. We will be reaching out to our investors soon to suggest additional ways they can get involved and support the company, whether it is through using the product or sharing our vision for bringing title to crypto.

Sincerely,

Eric Jackson

CEO & Co-Founder

Our Mission

We aspire to become the title registry of record for all crypto investors. We believe this could lead to $100M in annual revenues.

See our full profile

How did we do this year?

Report Card

B+

The Good

Product Development: Built tech that verifies wallet ownership by linking a user's identity w/wallet possession

Alpha Launch: Released alpha product to invited users and collected extensive tester feedback

User-Based Enhancements: Improved the product's UX & functionality (e.g. company profiles, invitations) based on user input

The Bad

Market Conditions: Economic slowdown and a large decline in tech stocks & crypto prices caused by the Fed raising rates

Industry Headwinds: Crypto industry hit by contagion following the collapse of FTX, Voyager Digital, Celsius, BlockFi, Genesis, 3AC

Fundraising Environment: Opted to close Reg CF fundraise after raising under $1 million

2022 At a Glance

January 1 to December 31

$2,848 [71%]
Revenue

-$1,377,827
Net Loss

$226,136 +39%
Short Term Debt

$848,239
Raised in 2022

$466,095
Cash on Hand
As of 04/24/23

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We believe crypto holds great promise, but only if it enters the mainstream and becomes more widely used. Many requirements of investors cannot be met without title and the right infrastructure: proof of reserve, use as collateral, and ability to insure.

We want to make crypto safe and secure. Our first-of-its-kind platform allows investors to confirm ownership for digital currencies they have in their crypto wallets, as well as monitor asset movements and securely exchange information with other parties before sending or receiving crypto.

TransitNet, LLC was incorporated in the State of California in January 2020.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in January 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $2,848 compared to the year ended December 31, 2021, when the Company had revenues of $9,797. Our gross margin was 100.0% in fiscal year 2022, compared to 100.0% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $760,183.80, including $710,183.80 in cash. As of December 31, 2021, the Company had $1,335,202 in total assets, including $1,295,202 in cash.

- *Net Loss*. The Company has had net losses of $1,377,827 and net losses of $975,340 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $226,136.37 for the fiscal year ended December 31, 2022 and $162,677 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $5,000 in debt and approximately $2.8M in SAFEs. We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds previously raised in order to perform operations over the lifetime of the Company. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any future investments from investors.

Runway & Short/Mid Term Expenses

TransitNet, LLC cash in hand is $466,095, as of April 2023. Over the last three months, revenues have averaged 0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $25,000/month, for an average burn rate of $25,00 per month.

We have lowered operating expenses significantly from Q4 2022 in order to increase our runway in light of the slowdown in the crypto industry. Furthermore, the leadership teams of the Company and its parent entity, CapLinked, Inc. (CLI), are currently determining the terms of a full separation and spin-off of TransitNet from CLI, which if completed would make TransitNet a wholly independent company. We will revisit the Company's operating strategy upon completion of this process.

We do not expect to begin generating significantly more revenue over the next 3-6 months, as our core product will still be in development over that time. We don't expect to need any additional capital to continue operations over the next 3-6 months, however we will be exploring feasible options for revenue generation, raising capital, and partnerships.

The Company is not currently profitable. Future profitability will depend on our ability to achieve product-market fit. As would be typical for most cloud software companies, we will likely need to raise a significant amount of venture funding to achieve this and scale the business to profitability.

We have previously raised capital directly from investors under Reg D. We are not currently raising capital although we will continue to evaluate our options for doing so going forward.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -48,379% **Gross Margin: 100%** **Return on Assets: -181%** **Earnings per Share: -$Infinity** **Revenue per Employee: $2,848** **Cash to Assets: 93%** **Revenue to Receivables: ~** **Debt Ratio: 30%**

TRANSITNET_LLC_-_Audited_FS__21.pdf

Transitnet_2022_financials.pdf

We ❤ Our 4120 Investors

Thank You For Believing In Us

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Aldrien C. Crisologo	Herman O. Ragg	John Ferguson Jr	Andre Harrell	La Monte Wayne Peters	Hatem Rowaihy	Lloyd Wright
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Carl K La Rue	Waylon Hofer	Kim Thomas	Geraldo Pilon	Brian Belley	Basudev Adhikari	Kevin Pires
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Martin D.	Martin D.	Martin D.	Gurcharan S Kanwal	Gurcharan S Kanwal	Arden C. Oldt, II	Joyce Talag
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Barbara Ann Inman	Barbara Ann Inman	Barbara Ann Inman	Samik Mukherjee	Michael Stone	Mark Jones	Gilberto Rodriguez
John Ferguson Jr	John Ferguson Jr	John Ferguson Jr	Samik Mukherjee	Lauren Burkey	Lauren Burkey	Lauren Burkey
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Sandra Mangis	Sandra Mangis	Mr. Serrão	Mr. Serrão	Mr. Serrão	Darren T Smith	Darren T Smith
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Enrique Lopez Sastre	Enrique Lopez Sastre	Enrique Lopez Sastre	Enrique Lopez Sastre	Chris Jaffurs	Chris Jaffurs	Ryan Moeller
Ryan Moeller	Ryan Moeller	Donald Corbin	Donald Corbin	Donald Corbin	Donald Corbin	Waylon Hofer
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Klayton Kosek	Klayton Kosek	Klayton Kosek	Imran Chiragh	Imran Chiragh	Michael Stone	Mark Jones
Gilberto Rodriguez	James Jeffries	Karen Rutz	Inamulhaque Saboor	Richard Burton	Richard Burton	Richard Burton
Richard Burton	Richard Burton	Michael Stone	Michael Stone	Mark Jones	Mark Jones	Peter Kasama
Peter Kasama	Peter Kasama	Peter Kasama	Peter Kasama	Gilberto Rodriguez	Gilberto Rodriguez	Timothy Felker
Timothy Felker	Timothy Felker	Timothy Felker	Timothy Felker	Graham Warrington	Breck Craig	Breck Craig
Breck Craig	Breck Craig	Kevin Durrett	Kevin Durrett	Kevin Durrett	Graham Warrington	Graham Warrington
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Mitchell Weaver	Kelly Brown Varga	Ron Bara	Stephen Drgan	Abraham Leabres	Wilfrid Forgues	Tristan Kilian
Dhaval Saraiya	Sachinrao Panemangalore	Zack Denny	Carroll Geesaman	Susie M Croft	Naina Holsve	Pedro P ORTIZ
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Ryan Merrill	Dustin Schouten	Sam Hutton	Rahul Bhandari	Fredy Trinidad	Rob Baltzer	Eric W. Harding
Jeff Braisted	Macie Grable	Atul Shrivastava	Jermaine Charles	Elith Williams-Holland	Cindy Clark Giacona	Carl Adams
Janice Holloway	Rami Saadeh	Gerardo Cuellar	Eamonn Long	Christopher Ingram	George Dai	Arsalan Fakhraeirad
Thomas Brittain	Nathan Smithers	Darshak Dhanani	Anthony Salina	Hamed Assaf	Sarah Okereke	Paul Drechsler
Ean Bett	Tom Hillebrecht	Alsian Tsesi	Jorinda Vide	Vs Matt	Darla Cummings	Prakash Dhimal
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Adrian Najar	Maria Katherine Prieto	Michael T Landon	Jeremy Lubell	Jody Whitesides	April Scott	Nicolas Radin
Tashmarie Smith	Leone Nawalu	Özgür Alaz	Austin Peter	Robert Saunders	Michael R Knight	Peter Episcopo
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Serhiy Sybirtsev	William Wayne Sutton	David Crooch	Muralidhara Chillakuru	Alan A Flett	Derek White	Micah Mook
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Kandi Clark	Andre A Paulino	Luis A Centeno	Jasiel Moreno	Tia L A Brown	Debra Thompson	Eli Wilkins
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Andre Rougeau	Vinh Nguyen	Salvador Chavez	Hector Valdez	Héctor Casillas	Nicholas Edwards	David Peng
Ken Leader	Graciano Rodriguez	Brian Hansen	Mark Willard	Liviu Albu	Miranda Webb	Rony Paul
Robert Dietrich	Lauren Buffington Jones	Richard Pope	Olajumoke Okunola	Jess Javier	Fred Tyre	Antoine Hart
Erlend Aune	Sue Poole	Ivan Arangelov	Robert Ogenyi	Cindy Rein	David Bongiorno	Timothy Danielson
Soufou Saechao	Seng Ing	Magdalena Popovici	Matthew Jennings	Adam Judd	Felix Mak	Anthony Lee
Landee Martin	Evan Kestenbaum	Jose Ruiz	Jeffrey Metzger	Mark Polansky	Kamar Mustapha	Randolph Wright
Surej Manappatty	Theresa Weik	Debra Ranta-Voeltz	Bharat Patel	Daniel St Juste	Harith Abdelrahman	Tibe Akpo Gnandi
Greg Stauffer	Rick Muirhead	Glenn Payne	Aaron Bakhshi	Megan D Dougherty	Brandon S. White	Tyrone Malloy
Kennedy Thibou	Ryan Paul Armstrong	David Shemas	Louis Curtis	Mitchell Stephens	Dre Smooth	Andre' DeGruchy-Bott
Sarah Rabenou	Scott Kjar	Lee Smathers	Gwf Systems Llc	Alan Williams	Sam Divandra	Moses Gonzales
George Dai	Anthony Mangum	George James	Jared Astrinos	Mark Lee Champ	Johnnie Y Bobo	Christine Tuller
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Evan Thomas	Donovan Bullen	Robert Fingal	Gary Charles Ventola	J Lanni	Hao Huang	Altug Alver

Roderick Herron	Konstantinos Stamatoukos	Kjell Nace	Ionut Cirdei	Lars Carver	Asanga Ranasinghe	Asanga Ranasinghe
Duke Duncan	Jose A. Gomez	Kyle A Smith	Naveen Kumar Dakoju	Patrick Lundquist	Matthieu Jacquier	Abdulaziz Alrashaid
Ian Dale Harris	Anil Patel	Badal Haider	Chen Wang	Nurit Mittlefehldt	Mitchell Stephens	Adam Kelleher
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Reyad Nagi	Reyad Nagi	Reyad Nagi	Reyad Nagi	Mike Bojcev	Corentin Flajoliet	Alberto Cruz
Joseph Caveness	Joseph Caveness	Corentin Flajoliet	Corentin Flajoliet	Hurtn4a Squeeze Gabriel ...	Hurtn4a Squeeze Gabriel ...	Hurtn4a Squeeze Gabriel ...
Hurtn4a Squeeze Gabriel ...	Hurtn4a Squeeze Gabriel ...	Mike Bojcev	Corentin Flajoliet	Roy Duane Dodd ,jr	Roy Duane Dodd ,jr	Roy Duane Dodd ,jr
Roy Duane Dodd ,jr	Roy Duane Dodd ,jr	Mike Bojcev	Mike Bojcev	Mike Bojcev	Corentin Flajoliet	Corentin Flajoliet
Corentin Flajoliet	Brad Slavin	Duke Duncan	Eric W. Harding	Shane Decker	Shelia Major	Kyle Seidel
Derris Owens	Oswin M Browne	David Wayne Dryer	Rob Ross	Gerry Varin	Roy Duane Dodd ,jr	Ron Wayne
Greg Carkhuff	Benjamin Brookfield	Ali Abdulla Rashed Aldha...	Brad Slavin	Duke Duncan	Eric W. Harding	Shane Decker
Shelia Major	Kyle Seidel	Derris Owens	Oswin M Browne	David Wayne Dryer	Rob Ross	Gerry Varin
Roy Duane Dodd ,jr	Ron Wayne	Greg Carkhuff	Benjamin Brookfield	Ali Abdulla Rashed Aldha...	Alberto Cruz	Alberto Cruz
Georgina Sheedy-Collier	Georgina Sheedy-Collier	Georgina Sheedy-Collier	Georgina Sheedy-Collier	Georgina Sheedy-Collier	Wilson Leung	Wilson Leung
Wilson Leung	Wilson Leung	Wilson Leung	Wilson Leung	Wilson Leung	Ash Chadha	Gerry Varin
Gerry Varin	Gerry Varin	Gerry Varin	Shane Decker	Shane Decker	Shane Decker	Shane Decker
Shane Decker	David Wayne Dryer	Kyle Seidel	Joseph Caveness	Joseph Caveness	Joseph Caveness	Derris Owens
David Wayne Dryer	David Wayne Dryer	David Wayne Dryer	David Wayne Dryer	Shelia Major	Shelia Major	Shelia Major
Shelia Major	Shelia Major	Ash Chadha	Roy Duane Dodd ,jr	Roy Duane Dodd ,jr	Roy Duane Dodd ,jr	Roy Duane Dodd ,jr
Roy Duane Dodd ,jr	Ash Chadha	Ash Chadha	Ash Chadha	Kyle Seidel	Eric W. Harding	Kyle Seidel
Kyle Seidel	Derris Owens	Ali Abdulla Rashed Aldha...	Ali Abdulla Rashed Aldha...	Ali Abdulla Rashed Aldha...	Ali Abdulla Rashed Aldha...	Ali Abdulla Rashed Aldha...
Derris Owens	Derris Owens	Brendan Beadles	Brendan Beadles	Eric W. Harding	Ron Wayne	Ron Wayne
Ron Wayne	Ron Wayne	Ron Wayne	Brad Slavin	Brad Slavin	Brad Slavin	Brad Slavin
Brad Slavin	Greg Carkhuff	Duke Duncan	Duke Duncan	Duke Duncan	Duke Duncan	Duke Duncan
Eric W. Harding	Eric W. Harding	Augusto Caraig	Augusto Caraig	Augusto Caraig	Augusto Caraig	Augusto Caraig
Oswin M Browne	Oswin M Browne	Oswin M Browne	Oswin M Browne	Oswin M Browne	Oswin M Browne	Rob Ross
Rob Ross	Rob Ross	Rob Ross	Rob Ross	Loïc Gé	Andrew Gotianse	Jason Clark
Isaiah Joyce Jr	Jason Butts	Graciano Rodriguez	Chen Wang	David Bongiorno	Sai Kumar Yerubandi	Ean Bett
Asanga Ranasinghe	Francis Bapes	Mark Polansky	Nurit Mittlefehldt	Rajpatie Arledge	Los Montano	Gary Charles Ventola
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Greg Carkhuff	Greg Carkhuff	Greg Carkhuff	David Wayne Dryer	David Wayne Dryer	David Wayne Dryer	David Wayne Dryer
David Wayne Dryer	James R. Pickett	Benjamin Brookfield	Benjamin Brookfield	Benjamin Brookfield	Gerry Varin	Gerry Varin
Gerry Varin	Nigameash Harihar	Nigameash Harihar	Nigameash Harihar	Nigameash Harihar	Nigameash Harihar	Jorinda Vide
Jorinda Vide	Jason Clark	Jason Clark	Jason Clark	Jason Clark	Jason Clark	Martin Galbraith
Martin Galbraith	Martin Galbraith	Martin Galbraith	Martin Galbraith	Rajpatie Arledge	Rajpatie Arledge	Rajpatie Arledge
Rajpatie Arledge	Rajpatie Arledge	James R. Pickett	Andrew Gotianse	James R. Pickett	James R. Pickett	Peter Bui
Peter Bui	Peter Bui	Peter Bui	Peter Bui	Peter Bui	Peter Bui	Peter Bui
Peter Bui	Peter Bui	Peter Bui	Anne Phillips	Anne Phillips	Anne Phillips	Anne Phillips
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Los Montano	Andrew Gotianse	Kate Armstrong Ross	Stephen Roulac	Isaiah Joyce Jr	Isaiah Joyce Jr	Isaiah Joyce Jr
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Michael Holloway	Charles Rotbart	Joseph Lalley	Randall Schwartz	Joseph Lalley	Randall Schwartz	Joseph Lalley
Joseph Lalley	Joseph Lalley	Randall Schwartz	Randall Schwartz	Randall Schwartz	Charles Rotbart	Michael Holloway
Michael Holloway	Michael Holloway	Lin Wang	Lin Wang	Lin Wang	Lin Wang	Lin Wang
Charles Rotbart	Charles Rotbart	Charles Rotbart	Marie Lys CATTANACH	Marie Lys CATTANACH	Marie Lys CATTANACH	Marie Lys CATTANACH
Marie Lys CATTANACH	Leathia L. Williams	Michael Cipriano	Patrick Locke	Robert Samol	Donald Wagner	Ferdinand SALVADOR
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Jonathon Cheah	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass
Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass
Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass
Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass
Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass
Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass
Vimal Ramdass	Donald Wagner	Sanjeev Kumar GOSWAMI	Sanjeev Kumar GOSWAMI	Sanjeev Kumar GOSWAMI	Vimal Ramdass	Vimal Ramdass
Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass	Vimal Ramdass
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Donald Wagner	Jonathon Cheah	Jonathon Cheah	Jonathon Cheah	Vimal Ramdass	David Maylum	Giles Walger
Martin Royalton-Kisch	Nikki WILLIAMS	Nikki WILLIAMS	Francesc Xavier Tomas Bi...	Robert Samol	Robert Samol	Michael Cipriano
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Todd Stockwell
Abu Awal Md Shoeb
Michael Egan "thell"
Edward Kelly Medlock
Dennis Billings
Rex Herrington
Curt Jablonowski
Marco Frabotta
Daniel S Swannie
Ogbonnaya Agwu
Henry Rolands
Vicente G. Parra
Nicolas Ha
Guido Schernewski
Vicente G. Parra
Iman Kazerani
Jean R Sterling
Ebrima Jallow
Toni Walker
Ben Broad
Frodo Skywalker
Gabriel Obaseki
Melissa Chapman
James Johnson
Marimuthu Ponnambalam
CSM E9
Yolanda Levels
James Richard Rode
Michael Bowman
Michael Peters
Kenneth Paul Robbins
Brian T. Leschorn
Niraj N. Rana
Nagaprasanna Nagarajan
James Cowles
John Fernstrum
John Fernstrum
Anthony Long
Barry Saunders
Harry Tsiakiridis
Alyssa Peterson
John Lim
Frodo Skywalker
William Tobler Jr
Bob Mcculien`
Brett Gray
Brett Gray
Michael Peters
Michael Bowman
William Tobler Jr
Randy Bean
Joseph Zappia
Gabriel Obaseki
Eric Brandt
James Wheeler
Kenneth Paul Robbins
Yolanda Levels
Sanjay Pinnock
Soumya Krishnan Nair
Dapo Lediju
Brent Burke
Bruce Bolick
Arnold Ngereza
Jacob Atwell
Ajay C
Peter Lac
Julima Seymour
Chuckie Evans Jr
Oketo Rankine
Justin Richardson
Robert Evans
Jonathan Bailey
Javier Sanabria
Daniel Balentine
Panagiotis Panagakos
Brooks Luckett
Galen Pelser
Steve Eisenberg
Nhi Hua
Md Shahadat Hossain
Dapo Lediju
Cecil Vivian Philgence
Venus Coons
Andrew Stuart Wile
Md Fariduzzaman
Michael Bowman
Charles Stanford Olson
William Daniel
Headley Murray
Julie Wong
Greg Valou
Keith Stricklen
Mike Rodriguez
Khalid White
Susan Ballew
Dok Kwon
Vincent Canales
Steven G. Anderson
Venu Menon
Chaz Graham
Ronald Fitch
Dean D. Young
Natalia Hart
Jay Carl Mishler
Barry Lentz
Hari Dahal
David Johnson
Guoming XU
Bilal Idriss
Karthik Viswanathan
Pamela Price
Christopher Anthony Kim
Sarah Syed
Alonzo Mervebaby
Elgin Barnett
Alejandro Garcia Del Bos...
Tara Bradley
Christopher C Cole
Mark Nothacker
Dahomey A ABNER
Rhizza Adams
Shannon Moyher
Ginachukwu Amah
Peng LIANG
Danielle Hamilton
Nalini Sridharan
Eric H
Charles Knudson
Bret Thomas PECORARO
Allison Fisher
Gaby Rey
Mubarak Mustafa
Marshall Brown
Josh Kunjumon
Daniel P Ikeda
Marc Saddik
Sanjeev Munjal
Paul Kuehne
Brent Johnson
Sarah Zhou
Charles Stevens
Soon Chye Ng
Samuel Coomes
Stephen Yoskowitz
Edward Kelly Medlock
Brandon Olson
Darrell Keeling
Darlington Etumni
Juan Poblacion
Geogy Philip
Alpesh Parmar
Benjamin Gallegos
Ryan Harris
Richard L Green
Jason Rahn
Michael Devoney
Cedric Mitchell
Michael Boyer
Bradley Skarsten
Ann Laudermilk
Ghanshyam C Ratanpara
See Cheuk Fu
Sophonia R Hardaway
Sanjeev Munjal
Mason Yelter
Joseph Houck
Sanjeev Munjal
Madhava Padavala
John Fernstrum
Iman Kazerani
Iman Kazerani
Jean R Sterling
Michael Waters
Robert Knox
Jordan Sullivan
Julio Mendoza
Eric Brandt
William Gallagher
Slavik Gerega
Brett Gray
Marcus De Maria
Dipendra Tiwari
Mario M Teel Jr.
Daniel Guzek
Akram Girgis
Dapo Lediju
David Botsford
Soumya Krishnan Nair
Susan Totter
Yoseph Rinaldi Sugiarto
John Fernstrum
Anthony Long
Barry Saunders
John Lim
Alyssa Peterson
Malay Bansal
Brett Gray
Garrett Evans
Edmond Farrell
Bob Mcculien`
Slavik Gerega
Julio Mendoza
Michael Peters
Edmond Farrell
Randy Bean
Yoseph Rinaldi Sugiarto
Joseph Zappia
Gabriel Obaseki
Ebrima Jallow
James Wheeler
Kenneth Paul Robbins
Yolanda Levels
Dipendra Tiwari
Soumya Krishnan Nair
Dapo Lediju
Mason Ovian
Olga Milman
Doug Hurley
Margarete Mueller
Stewart Smith
Catie Lalley
Virginia Britto
Luyao Shi
William Forsythe
Jason Harrington
Davor Dokonal
Denise Gillman
Barbara Kamm
Peter Schrader
Greg Scharich
Paramanaden MOONESA...
Lawrence Hodge
Elenita Capina
Christian Szegedy
Deborah M Gonzalez
Jesika Cooney
Garry CHAN
Tauheedah MUWWAKKIL
Tzvi Jacobson
Jeffrey Allen Ceglarek
Enock Charlotin
Adama Koulahoko
Robert Allen Wagner
Joyce Harris
Anna Nowak
Stephen Kwak
Elvis Lim
DOTTY HUDSON
Adam Sperling
Brandon MANN
Al Roche
Lee Szam
Gary ROVETTO
Jacob Cohen
Richard H Brehm
Gerald Leatherwood
Michael Manning
Jonathan Lewinton
Michael L Scott
Kamlesh Patel
Brandie "Freya" Mannon
Meredith West
Alton Wang
Daniel W Trammell
Usha PATEL
Terrill Lewis
Herbert Ernst
Silva Nasr
Anthony Marciano
Zachary Potvin
Adam Mule`
Brian Bishop
Robert C Steere
John Kobe
John Scott
Ajay MAHAJAN
Charles Lawton
Jeanette Lindner
Andrew Riley
Elisha Johnson
VUGAH MUNANG
Mark White
Doug Merry
Grace Hanson
Ken M Green
Tahir Ahmad
Shiloh Anderson
Derrick Douglas
Thawn Lyan
Suchai Gumtrontip
Vijayakumar Aluru
Martin Nwosu
Sanjay Shah
Nathan H Tang
Niraj N. Rana
Richard W. Richardson, A...
Brian Klick
David R Schaffer
David Martinelli
William Edwards
Brandon Olson
Elize Cheah
Christopher Harris
John O'Grady
Jacob Esquenazi
Roger Fung
Obleton Perry
Hai Hoang Van
Bob MARTINEZ
Holly Rice
Dapo Lediju
Javier Sanabria
Melissa Chapman
Kenneth Frost
Henry James Graham
Jim Pressley
Marie Antoinette
Sandy Toth
Benjamin Mann
Mason Yelter
Daniel S Swannie
Sanjeev Munjal
Henry Rolands
Henry Rolands
Iman Kazerani
Ralph Ehrman
Madhava Padavala
Yolanda Levels
James Richard Rode
Michael Bowman
Michael Peters
Kenneth Paul Robbins
Brian T. Leschorn
Niraj N. Rana
Nagaprasanna Nagarajan
James Cowles
Stephen Maurice Samaan
Toronez Watson
Tom Brooks
Joseph Zappia
Geogy Philip
Francis Chu Tze KHEN
John Scott
Sanjeev Munjal
John Fernstrum
John Fernstrum
Anthony Long
Barry Saunders
John Lim
Alyssa Peterson
Sanjay Pinnock
Slavik Gerega
Garrett Evans
Akram Girgis
Malay Bansal
Slavik Gerega
Julio Mendoza
Michael Peters
Akram Girgis
Randy Bean
Mason Yelter
Joseph Zappia
Gabriel Obaseki
Mamerto Suico
Michael Waters
Kenneth Paul Robbins
Yolanda Levels
Dipendra Tiwari
Stephen Maurice Samaan
William Gallagher
Bernard Gronsman
William Bradford Reynolds
See Man CHAN
Ralph Warren
Milton Cabral
Carole Corbin
Lorelee Parent Moreau
Stanley Reedus
Noah Mengu
Edgar Bonilla
Von Marsh
George Moore
Chris Lieu
Brendan Noonan
Michael Muller
Alycia Frazier
Julian Fiatoa
Stephen Michella
Michael Kunkel
Charles L Barthalow
Daniel McElwee
Christine Ezeogu
Robert Becker
Jonas Klink
Jan Wieronski
Jeremy Rothschild
Mary Qin
Bruno Cruzate
Rina Williams
Alexandra MacLean
Shine Quashie
Jonah T Leibman
Elizabeth Joy Brantley
Fernando Fernandez
Dan James
Kenneth Fomunung
Matt Pruitt
Kevin Dodge
Cary Boers
Shaun Jennings
James Richard Rode
Glen W Botts
Michael Luciani
Isaiah Fomunyam
Bob Healey
Michelle Pornelos
Monica M JONES
Matthew Miller
Adam Perry
Kenneth Frost
Christine Nielepko
Margaret Evancho Revoc...
Dennis Morier
Todd Stockwell
John Sandoval
Jiin Tarng Horng
Curt Mello
Greg Wright
Vance VOGEL
Renee Salmieri
Shelly Kennin
Sandeep Shinagare
Michele Zilli
Dah Jo
Nicolas Raemdonck
Michael PEASEL
Elijah Pak
Kurt Hall
Matthew C Erwin
Demetra Rischer Jackson
Kwasi Sarfo
Glossaydian Pettaway II
Joni Sims
Jeffrey Weiller
Hiten Patel
Ramon Gonzalez
Thomas T. Timm Sr.
Chad King
Steve Chen
Robert J Mc Neil Jr
Boris Curwen
Joseph P Crotty
Marilyn Monter
Mj Abraham
Javier Olivera Whyte
Ghassan Shams
Francis Liu
Nathalie Gallet
Brent Whited
Fira Rabkin
Lei Camille Martin
Bayo Ogundele
Sandile Hill
Abhilash Utchil
Robert A Ellis
Kenneth J Gibson
Anthony Runnels
William W Williams
Robert J Mc Neil Jr
Thomas T. Timm Sr.
Brooks Farmer
Stella Beckhart
Sandy Toth
Benjamin Mann
Mason Yelter
Sanjeev Munjal
Nicolas Ha
Guido Schernewski
Henry Rolands
Iman Kazerani
Someswara Perla
Madhava Padavala
Dipendra Tiwari
Mario M Teel Jr.
Daniel Guzek
Akram Girgis
Dapo Lediju
David Botsford
Soumya Krishnan Nair
Susan Totter
Yoseph Rinaldi Sugiarto
Larry Hawkins
Samuel Sugarman
Nikolche Mihajlovski
James Wheeler
Angadjit Sandhu
John Fernstrum
William Tobler Jr
Rami Taha
Anthony Long
John Fernstrum
Anthony Long
Barry Saunders
John Lim
Alyssa Peterson
Sanjay Pinnock
Frodo Skywalker
Garrett Evans
Sanjeev Munjal
Eric Brandt
Slavik Gerega
Julio Mendoza
Niraj N. Rana
Sanjeev Munjal
Randy Bean
Akram Girgis
Sanjeev Munjal
Michael Bowman
James Richard Rode
Michael Waters
Kenneth Paul Robbins
Yolanda Levels
Dipendra Tiwari
Stephen Maurice Samaan
William Gallagher
Lai Za
John Kobe
Vernon Baines
L T
Donovan DSouza
Clare Lalley
Kevin Smith
Glenn Knutsen
Andre Philogene
Yisroel Godlewsky
Michael Teske
Michael Pitt
John Arzu
Charles George
Walter Monroy
Peter Bartsch
Melvin Harrison
Mario Mosser
Teresa Bafia
Charlie House
Henry James Graham
Alexander Masoud
Benjamin H NEWMAN
Gregory Hilty
Mark Brenner
Omoniyi Fanimo
Maura Valis
Christopher Chyung
Reynelda Powell
Lei Camille Martin
Catherine Truong
Gregory Talcott
Kurt Blakely
Eugenio Inigues
Michael WILLIAMS
Moshe Rosenfeld
Joy Vongsouvanh
Frédéric LAMMIN
Paul Castro
Gerald Roeder
Kai Zhao
Walter Korpacz
Wil Rogan
Lino Vestidas
Michael P Gretchen
Arnel Sitchon
Timothy Devine
Cristyane Rios
David Chen
Timothy L CLARK
Gary Carroll
Franklin Grun
Nagaraju Avadutha
Kodandaramireddy Singa...
Tandra Lamikia Simmons
Dina Snow
Daniel Lynch
Martin Orlowski
John M Chase
Lissette McKenna
Evans Richards
Andre Rosemberg
Andrew Lee Rutherford
Alvin Robertson
Curt Jablonowski
Michael Devoney
Michael Bledsoe
Abhishek Reddy Baddam
Jeffrey Singh
Yuriy Kosmin
Sushant Kishore
Mahaveer Jagawat
Midhun Thomas
John Martinez
Blair Sheppard
John Hwung
Jacob Esquenazi
Agnes Metzger
Eric Glidden
Brent Johnson
Aaron DiAntonio
Brenda Richards
Krishna K Edunuri
Yathindran LINGAM-NATT...
Satyaprashant Bezwada
Shavay Vander
Richard Chung
Christopher Conte
Thaddeus Onwuka
Danny Lee
Mark Nothacker
Chandru Jagadeeswaraiah
Vignesh Kumar Sathyamo...
Virgilio Yabut
John Sant
Richard H Brehm
Jean R Sterling
Mahya Tarashti
Mark White
Waqar Rizvi
Amanda Spitler
James Alan Phillips
Sandy Toth
Benjamin Mann
Mason Yelter
Daniel S Swannie
Nicolas Ha
Guido Schernewski
Vicente G. Parra
Iman Kazerani
Someswara Perla
Madhava Padavala
Stephen Maurice Samaan
Toronez Watson
Tom Brooks
Joseph Zappia
Geogy Philip
Francis Chu Tze KHEN
John Scott
Sanjeev Munjal
Jesus Soto
Mamerto Suico
Daiquan Bradford
Antoinette Scott Briscoe
Mason Yelter
Clare Lalley
Edmond Farrell
Marimuthu Ponnambalam
Randy Bean
Anthony Long
John Fernstrum
Anthony Long
Barry Saunders
Harry Tsiakiridis
Alyssa Peterson
Sanjay Pinnock
Frodo Skywalker
Garrett Evans
Bob Mcculien`
Malay Bansal
Soumya Krishnan Nair
Julio Mendoza
Niraj N. Rana
Edmond Farrell
Randy Bean
Akram Girgis
Sanjeev Munjal
Michael Bowman
Melissa Chapman
Michael Waters
Kenneth Paul Robbins
Yolanda Levels
Nagaprasanna Nagarajan
Dapo Lediju
William Gallagher
Codi Mansbridge
Taylor Phillips
Joel Marion Clark
Regina Fleming
Mark Hitchcock
Bret Thomas PECORARO
Saravanan Gopalsamy
John A McNeely
Avery Taylor
William Hawes Sr
Bomani Britt
Chastity Claridy
Benny Rodriguez
Daniel Weiss
Joseph W Fera
Dennis Kluk
Ranjeet Reddy Kotha
Dave Pierman
Jason Ault
Abu Amin
Olubunmi Osanyinpeju
Seyed Mohanna
Roger Sze
Chukwuoma Ngoka
Haitham Aldawas
Brian Murphy
Guillermo Trousselle
Justin Stockman
Joshua Stewart
Gavin Woodworth
Nicholas Wong
Jade Benitez
Philipp Urban
Abhi Mahule
Cidalia Grami
Keith Bates
Lenore Jones
Mani Sharma
Jeremy Runge
Luciano Ferreira
Kurt Hornfelt
Kevin Welch
Tim Wagner
Paul Eisenkramer Revoca...
Dan K Wolfe
Rachel Liberman
Baccus Jaddah
Mike Sebastian
Ramesh Ramlakhan
Richard Bollinger
Jose Luis Sabogal Urbano
Roberto Hinojosa
Michelle Yaa Nyarko
Elizabeth Anyaa
Poonam Saluja
Marianida D Concepcion
Nick Bernal
Jason Mitchell
Chandru Jagadeeswaraiah
Alan Burnes
Marshall Huwe
James Dodd
Jasper Chappelle
Tyisha Baucom
Sophonia R Hardaway
Sean Yi
Chinenye Ogugbue
Giselle Jasmin
Medel Hongo
Roderick Rischer
Steven Brosius
Noah Cole
Cheryl Ririe
Jeffrey Weiller
Anne Oshman
Steve Chen
Bachubhai Patel
M Jellad
Aleksander Markovic
Stephen P Latimer
Thaddeus Onwuka
Don Blackhurst
Anthony Runnels
Steve St John
Georgios Askounis
Nalini Durgana
Paul Austin
William Klein
Michael Plath
Thomas Kenaya
Chirag Patel
Tara Bradley
Evelyn Garcia
Paramanaden MOONESA...
Joanne P Moss
Ram Sridharan
Annabelle B. Enriquez
Nathalie Gallet
Jeffrey Morgan
Jesika Cooney
Skip Barnhill
Rami Taha
Sandy Toth
Ogbonnaya Agwu
Mason Yelter
Daniel S Swannie
Nicolas Ha
Guido Schernewski
Ralph Ehrman
Iman Kazerani
Jean R Sterling
Madhava Padavala
Larry Hawkins
Samuel Sugarman
Nikolche Mihajlovski
James Wheeler
Angadjit Sandhu
John Fernstrum
William Tobler Jr
Rami Taha
Ebrima Jallow
Toni Walker
Ben Broad
Frodo Skywalker
Gabriel Obaseki
Melissa Chapman
James Johnson
Bob Mcculien`
CSM E9
Anthony Long
John Fernstrum
Anthony Long
Barry Saunders
Harry Tsiakiridis
Alyssa Peterson
Sanjay Pinnock
Frodo Skywalker
Niraj N. Rana
Bob Mcculien`
Malay Bansal
Stephen Maurice Samaan
Julio Mendoza
Niraj N. Rana
Edmond Farrell
Randy Bean
Joseph Zappia
Gabriel Obaseki
Eric Brandt
Jesus Soto
Michael Waters
Soumya Krishnan Nair
Sanjay Pinnock
Daniel Guzek
Dapo Lediju
William Gallagher

William Gallagher	Larry Hawkins	Larry Hawkins	Larry Hawkins	Larry Hawkins	Larry Hawkins	Yoseph Rinaldi Sugiarto
Mason Yeiter	Yoseph Rinaldi Sugiarto	Yoseph Rinaldi Sugiarto	James Cowles	Nikolche Mihajlovski	Mason Yeiter	Mason Yeiter
John Scott	Ebrima Jallow	John Scott	John Scott	Mamerto Suico	Ebrima Jallow	Ebrima Jallow
Mamerto Suico	Mamerto Suico	John Lim	John Lim	John Lim	Toni Walker	Toni Walker
Toni Walker	Toni Walker	Toni Walker	James Richard Rode	Melissa Chapman	Jesus Soto	Melissa Chapman
Melissa Chapman	James Richard Rode	James Richard Rode	David Botsford	Tom Brooks	Antoinette Scott Briscoe	Robert Knox
Marimuthu Ponnambalam	Rami Taha	Rami Taha	Rami Taha	Rami Taha	Rami Taha	Jesus Soto
Jesus Soto	Nagaprasanna Nagarajan	Daniel Guzek	Clare Lalley	Sanjay Pinnock	Sanjay Pinnock	Sanjay Pinnock
Clare Lalley	Clare Lalley	Daniel Guzek	Daniel Guzek	Daniel Guzek	Mario M Teel Jr.	Mario M Teel Jr.
Mario M Teel Jr.	Mario M Teel Jr.	Mario M Teel Jr.	Nagaprasanna Nagarajan	Brian T. Leschorn	Joost Hoppenbrouwers	Melvin Harrison
Sandy Toth	Jesika Cooney	Jeffrey Morgan	Scott Ufford	Michael Plath	David Space	Ilya Yudkovich
Alex Muncie	Melissa Chapman	Marie Antoinette	Nagaprasanna Nagarajan	Jacob Cohen	Michelle Wall	Lynn Pyle
Henry James Graham	Anthony Runnels	Steven Brevett	Tino Sperling	Stella Beckhart	Todd Stockwell	Skip Barnhill
Eric Mabo	Edward Kelly Medlock	Fira Rabkin	Abhilash Utchil	J Jung	Mahya Tarashti	Nyleena Roberts
Silva Nasr	Javier Sanabria	James Raymond	Michael Devoney	Marcy Parry	Andrea Tanca	Cédric Mitchell
Eugene Mc Elroy	Al Klug	Bruce Ryon	Dennis Billings	Earendil Engelmann	Matt Hudson	Danny Lindley
Mark Soltz	Jinhae Shon	Jim Pressley	Robert A Ellis	Gerald Roeder	Selma Studer	Ross Blain
Richard H Brehm	Doug Hurley	Mark Nothacker	Rex Herrington	John Sant	Joanne P Moss	Amanda Spitler
Evelyn Garcia	Khalid White	Virgilio Yabut	Steven G. Anderson	James Berkel	Paramanaden MOONESA...	Richard L Green
Sandile Hill	Ryan Harris	Tara Bradley	Benjamin Gallegos	Alpesh Parmar	Mark White	Abu Awal Md Shoeb
Konstantins Logviss	Owen Meyers	Marilyn Driscoll	Geogy Philip	Dapo Lediju	Tyler Devincenzi	Kevin Lindahl
Luis A Villegas	Travis Van Durme	Carlos Calvin	Jared Arcari	Bayo Ogundele	Ram Sridharan	Thomas Kenaya
Michael Boyer	Danny Lee	A Zankel	Bradley Skarsten	Freddie C Roberts	Chad Doyle	A J
Tracy Smith	Obleton Perry	Jason Nagler	Michael Egan "thell"	Cory Schwab	Julima Seymour	Jean R Sterling
Brooks Farmer	Elliott Sofidiya	Marco Frabotta	Vignesh Kumar Sathyamo...	Chirag Patel	Roger Fung	Hai Hoang Van
Sophonia R Hardaway	Annabelle B. Enriquez	François Renaud	Varun Behl	Chandru Jagadeeswaraiah	Kishore Pamulapati	Brian Hogan
Troy Wheelwright	Nathalie Gallet	Jim Worthy	Ann Loudermilk	Waqar Rizvi	Andrew Flynn	Kenneth Frost
Kenneth J Gibson	Robert J Mc Neil Jr	Colm D Foley	Tommy A Keller	Michael M Obianigwe	Grigore B. Hreniuc	Sherlock S CARTER
Roy Coronado	Benjamin Foster	Glenn Toth	Thomas T. Timm Sr.	Kenneth George Skinner	See Cheuk Fu	Bob MARTINEZ
Lei Camille Martin	Rami Taha	James Alan Phillips	Thaddeus Onwuka	Jason Rahn	Holly Rice	Anthony Formoso
Agnes Metzger	Brent Whited	Igor Tsukerman	Ghanshyam C Ratanpara	Sanjeev Munjal	Abiola Arogbo	Jacob Esquenazi
William W Williams	Curt Jablonowski	Maarten S	Richard Graham	Theodore OSHMAN	Melvin Harrison	Sandy Toth
Jesika Cooney	Andrea Tanca	Ilya Yudkovich	Alex Muncie	Eugene Mc Elroy	Al Klug	Bruce Ryon
Dennis Billings	Earendil Engelmann	Danny Lindley	Nagaprasanna Nagarajan	Jacob Cohen	Lynn Pyle	Michelle Wall
Matt Hudson	Marie Antoinette	Mark Soltz	Jim Pressley	Henry James Graham	Jinhae Shon	Steven Brevett
Konstantins Logviss	Owen Meyers	Marilyn Driscoll	Geogy Philip	Tino Sperling	Tyler Devincenzi	Luis A Villegas
Kevin Lindahl	Travis Van Durme	Jared Arcari	Carlos Calvin	Fira Rabkin	Eric Mabo	J Jung
Silva Nasr	Joost Hoppenbrouwers	James Raymond	Nyleena Roberts	Freddie C Roberts	Chad Doyle	A J
Tracy Smith	Obleton Perry	Jason Nagler	Cory Schwab	Julima Seymour	Brooks Farmer	Annabelle B. Enriquez
François Renaud	Varun Behl	Kishore Pamulapati	Troy Wheelwright	Ann Loudermilk	Waqar Rizvi	Andrew Flynn
Colm D Foley	Tommy A Keller	Michael M Obianigwe	Grigore B. Hreniuc	Sherlock S CARTER	Roy Coronado	Benjamin Foster
Glenn Toth	Thomas T. Timm Sr.	James Alan Phillips	Anthony Formoso	Agnes Metzger	Igor Tsukerman	Ghanshyam C Ratanpara
Sanjeev Munjal	Abiola Arogbo	Maarten S	Curt Jablonowski	Richard Graham	CSM E9	CSM E9
CSM E9	CSM E9	CSM E9	Toronez Watson	James Cowles	Nikolche Mihajlovski	Geogy Philip
Marcus De Maria	Marcus De Maria	Marcus De Maria	Marcus De Maria	Marcus De Maria	Nikolche Mihajlovski	Nikolche Mihajlovski
James Cowles	James Cowles	Geogy Philip	Geogy Philip	Geogy Philip	Geogy Philip	Geogy Philip
Geogy Philip	Geogy Philip	Geogy Philip	Marimuthu Ponnambalam	Marimuthu Ponnambalam	Marimuthu Ponnambalam	David Botsford
Daiquan Bradford	Daiquan Bradford	Daiquan Bradford	Daiquan Bradford	Daiquan Bradford	David Botsford	David Botsford
Angadjit Sandhu	Angadjit Sandhu	Angadjit Sandhu	Angadjit Sandhu	Angadjit Sandhu	Tom Brooks	Antoinette Scott Briscoe
Robert Knox	Antoinette Scott Briscoe	Antoinette Scott Briscoe	Tom Brooks	Tom Brooks	Robert Knox	Robert Knox
Samuel Sugarman	Samuel Sugarman	Samuel Sugarman	Samuel Sugarman	Samuel Sugarman	Igor Tsukerman	J Jung
Silva Nasr	Sanjeev Munjal	Anthony Formoso	Travis Van Durme	Susan Totter	Susan Totter	Susan Totter
Susan Totter	Susan Totter	Brian T. Leschorn	Brian T. Leschorn	Melvin Harrison	Melvin Harrison	Melvin Harrison
Melvin Harrison	Melvin Harrison	Toronez Watson	Eric Mabo	Eric Mabo	Eric Mabo	Eric Mabo
Eric Mabo	Toronez Watson	Toronez Watson	Konstantins Logviss	Konstantins Logviss	Konstantins Logviss	Konstantins Logviss
Konstantins Logviss	Abiola Arogbo	James Johnson	Ben Broad	John Fernstrum	John Fernstrum	John Fernstrum
Chad Doyle	Chad Doyle	Chad Doyle	Chad Doyle	Chad Doyle	Chad Doyle	Annabelle B. Enriquez
Annabelle B. Enriquez	Tyler Devincenzi	Tyler Devincenzi	Tyler Devincenzi	Tyler Devincenzi	Tyler Devincenzi	Igor Tsukerman
J Jung	Silva Nasr	Sanjeev Munjal	Anthony Formoso	Travis Van Durme	Maarten S	Maarten S
Tracy Smith	Tracy Smith	Tracy Smith	Lynn Pyle	Lynn Pyle	Obleton Perry	Obleton Perry
Igor Tsukerman	Igor Tsukerman	Francis Chu Tze KHEN	Francis Chu Tze KHEN	Francis Chu Tze KHEN	Francis Chu Tze KHEN	Francis Chu Tze KHEN
J Jung	J Jung	Silva Nasr	Silva Nasr	Travis Van Durme	Travis Van Durme	Sanjeev Munjal
Sanjeev Munjal	Jared Arcari	Tommy A Keller	Kishore Pamulapati	Freddie C Roberts	Anthony Formoso	Anthony Formoso
Jared Arcari	Jared Arcari	Colm D Foley	Colm D Foley	Colm D Foley	Colm D Foley	Colm D Foley
Eugene Mc Elroy	Eugene Mc Elroy	Eugene Mc Elroy	Eugene Mc Elroy	Eugene Mc Elroy	Tommy A Keller	Tommy A Keller
Michael M Obianigwe	Michael M Obianigwe	Michael M Obianigwe	Michael M Obianigwe	Michael M Obianigwe	Michael M Obianigwe	Al Klug
Al Klug	Al Klug	Al Klug	Al Klug	Freddie C Roberts	Freddie C Roberts	Kishore Pamulapati
Kishore Pamulapati	Bruce Ryon	Bruce Ryon	Bruce Ryon	Danny Lindley	Troy Wheelwright	Sherlock S CARTER
Gordon M	Gordon M	Gordon M	Gordon M	Gordon M	Gordon M	Gordon M
Gordon M	Sherlock S CARTER	Sherlock S CARTER	Carlos Calvin	Carlos Calvin	Carlos Calvin	Carlos Calvin
A J	A J	A J	A J	A J	Danny Lindley	Danny Lindley
Troy Wheelwright	Troy Wheelwright	Owen Meyers	Richard Graham	Andrea Tanca	Owen Meyers	Owen Meyers
Jason Nagler	Marilyn Driscoll	Marilyn Driscoll	Marilyn Driscoll	Marilyn Driscoll	Marilyn Driscoll	Richard Graham
Richard Graham	Andrea Tanca	Abiola Arogbo	James Johnson	Ben Broad	Tino Sperling	Tino Sperling
Tino Sperling	Tino Sperling	Tino Sperling	Joost Hoppenbrouwers	Joost Hoppenbrouwers	Joost Hoppenbrouwers	Joost Hoppenbrouwers
Joost Hoppenbrouwers	Abiola Arogbo	Abiola Arogbo	Grigore B. Hreniuc	Kevin Lindahl	François Renaud	François Renaud
François Renaud	François Renaud	James Johnson	Ben Broad	Ben Broad	Ilya Yudkovich	Ilya Yudkovich
Ilya Yudkovich	Ilya Yudkovich	Ilya Yudkovich	Francis Chu Tze KHEN	Francis Chu Tze KHEN	James Raymond	James Raymond
James Raymond	James Raymond	James Raymond	Jordan Sullivan	Jordan Sullivan	Jordan Sullivan	Alex Muncie
Alex Muncie	Alex Muncie	Alex Muncie	Alex Muncie	Varun Behl	Varun Behl	Varun Behl
Varun Behl	Varun Behl	Varun Behl	Andrew Flynn	Andrew Flynn	Andrew Flynn	John Fernstrum
Nyleena Roberts	Nyleena Roberts	Nyleena Roberts	Jason Nagler	Luis A Villegas	Earendil Engelmann	Jacob Cohen
Jinhae Shon	Nagaprasanna Nagarajan	Jason Nagler	Mark Soltz	Mark Soltz	Mark Soltz	Mark Soltz
Mark Soltz	Mark Soltz	Grigore B. Hreniuc	Grigore B. Hreniuc	Grigore B. Hreniuc	Cory Schwab	Cory Schwab
Cory Schwab	Cory Schwab	Cory Schwab	Joseph Bell	Kevin Lindahl	Joseph Bell	Joseph Bell
Joseph Bell	Kevin Lindahl	Kevin Lindahl	Sandy Toth	Sandy Toth	Sandy Toth	Sandy Toth
Sandy Toth	Michelle Wall	Michelle Wall	Michelle Wall	Michelle Wall	Michelle Wall	John Fernstrum
Matt Hudson	Matt Hudson	Matt Hudson	Matt Hudson	Matt Hudson	Julima Seymour	Julima Seymour
Julima Seymour	John Fernstrum	Roy Coronado	Roy Coronado	Roy Coronado	Gabriel Obaseki	Gabriel Obaseki
Gabriel Obaseki	Gabriel Obaseki	Gabriel Obaseki	Benjamin Foster	Benjamin Foster	Benjamin Foster	Luis A Villegas
Jacob Cohen	Nagaprasanna Nagarajan	Jinhae Shon	Earendil Engelmann	Agnes Metzger	Agnes Metzger	Luis A Villegas
Luis A Villegas	Steven Brevett	Steven Brevett	Steven Brevett	Steven Brevett	Steven Brevett	Neville George
Agnes Metzger	Agnes Metzger	Peter Wesselius	Davendra Patel	James E Rosencrans	Marc A Pierre Louis	Bradley Skarsten
Linda Ngov	Irven Mitchell, JR	Robert Holden	Candis Mixon	Candis Mixon	James Raymond	Jesus Soto
Holly Rice	Jeremy Peter GREINER	Jeremy Peter GREINER	Marc Russell	Sherry Amerson	Ryan Haff	Eugene Mc Elroy
Robert S Boudreau	Kiran Nandigam	Srinivas ADUSUMILLI	Andrew Boyd	Tuttle Canyon Ltd	Keri Mason	Agnes Juhasz
Aaron King	Tino Sperling	Quintino Segatta	Eric Rossi	Tim Hoffman	David Wilkinson	Chuckie Evans Jr
Slavik Gerega	Juan Gabriel Rivera Herna...	René Muñiz	Hareesha Rameshappa	Edward Zeldovich	David Chery	Alejandro Goycochea
Kevin Anderson	Finantify Oy	Elijah Greene	Les Time	Nezamur Mollah	Anthony Long	Daniel Wijaya
Vivian Ajaero	Vivian Ajaero	Quintino Segatta	Francisco Fernandez	Ramesh Sadashiv	Ramesh Sadashiv	William Murphey
Eugene Mc Elroy	Harry Tsiakiridis	Desirae Parette	Erik Bauer	Erik Bauer	Handers M	Melvin Harrison
Stella Beckhart	Olvin Santiago	Skip Barnhill	Fitz Henry	Alex Michel	Oj Associates, LLC	Ramon Gonzalez
Donoven DSouza	Carolyn S Hunt	Kevin Ng	Eric Roquemore	Robert Faiai	Teresa Nadeau	Jason Zhang
Jason Zhang	Jason Zhang	Jason Zhang	Jason Zhang			

Thank You!

From the TransitNet Team


ANGELES
JACKSON


INKED CO-FOUNDER & CEO

Eric Jackson

CEO and Co-Founder



Will Coleman

Architect

Crypto & security expert. Principal architect of attest services at Cohen & Company (largest US auditor of crypto funds). Co-led first collateralized stablecoin attest. Wrote reporting software for $5B hedge fund. Former CIO at Arthur Bell.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
CapLinked Inc.	@	2020

Officers

OFFICER	TITLE	JOINED
Christopher Grey	COO	2020
Eric Jackson	CEO	2020

Voting Power

HOLDER	SECURITIES HELD
CapLinked Inc. (21% owned by Eric Jackson, 21% owned by Christopher Grey)	Members Interest

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2020	$5,000		Section 4(a)(2)
04/2021	$50,000	Safe	Section 4(a)(2)
04/2021	$90,000	Safe	Section 4(a)(2)
05/2021	$1,070,000		4(a)(6)
05/2021	$918,103		506(c)
07/2022	$74,700	Safe	Regulation D, Rule 506(c)
10/2022	$100,000	Safe	Section 4(a)(2)
12/2022	$673,539		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
CapLinked, Inc.	10/15/2020	$5,000	$0	0.0%		Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Security breaches and other disruptions could compromise the Company's information and expose it to liability, which would cause its business and reputation to suffer. The Company collects and stores sensitive data, including intellectual property, proprietary business information of the Company's customers, vendors and business partners, and personally identifiable information of its customers and employees. The secure processing, maintenance and transmission of this information is critical to the Company's operations and business strategy. Like others in this industry, the Company could face persistent attacks on its information infrastructure where proprietary information and sensitive/confidential data relating to our operations is stored. Additionally, software and applications that the Company procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. Despite security measures, the information technology and infrastructure may be vulnerable to attacks by hackers

or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the Company's networks and the information stored there could be accessed, publicly disclosed, lost or stolen, potentially resulting in legal claims or proceedings. Such loss of information could disrupt the Company's operations and the products and services it provides to customers, damage its reputation, and cause a loss of confidence in its products and services, which could adversely affect the Company's revenues and competitive position.

As the Company expands its business, protecting our intellectual property will become increasingly important. The protective steps taken may be inadequate to deter competitors from using the Company's proprietary information. In order to protect or enforce its intellectual property rights, the Company may be required to initiate litigation against third parties, such as infringement lawsuits. Also, third parties may assert claims against us with or without provocation, and an adverse finding could negatively impact the Company. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which the Company operates is still evolving and, consequently, intellectual property positions in this industry are generally uncertain. the Company cannot assure that it will prevail in any potential suits or that damages or other remedies would be commercially valuable.

The Company relies on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect trade secrets and other proprietary rights. There is no assurance that these agreements will adequately protect the trade secrets and other proprietary rights if breached, or that the Company will have adequate remedies for any breach. that others will not independently develop substantially

The Company relies on various intellectual property rights in order to operate its business. The Company's intellectual property rights, including trademarks, may not be sufficiently broad or otherwise may not provide a significant competitive advantage. The steps the Company has taken to maintain and protect its intellectual property may not prevent such rights from being challenged, invalidated, circumvented or designed-around. Should the Company fail to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect intellectual property or detect or prevent circumvention or unauthorized use of such property, it could adversely impact Company's competitive position and results of operations.

The Company's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, the Company may secure key person life insurance when such coverage is deemed financially prudent. Also, the Company's future success may further depend on its ability to attract and retain additional key personnel and third party contractual relationships. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect the Company's business, financial condition, and operating results

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

Other firms could enter our field and release competing products. If these firms are larger, more highly capitalized, or better at executing, they may pose a serious risk to the company's future prospects.

Our firm's software product is early stage and has not yet achieved what is known in the industry as product-market fit. We are currently testing it with users in order to gain insights into the market, which we hope will guide us toward future changes to our product and implementation of our business model. If we are unable to achieve product-market fit for any reason, it will limit our ability to scale the business and hamper the company's future prospects.

We assume that we will be able to continue to enhance and improve our software in ways that are desirable to existing and prospective customers. If we are unable to do this for any reason, it will limit our ability to grow revenue and put the business at risk.

There are significant costs associated with the creation of a cloud-based software company, and most businesses in this industry do not generate a profit for many years, if ever. We will likely need to raise additional amounts of capital from outside investors after this current raise. If we are unable to do so for any reason, it will hamper the company's future prospects.

While our company builds cloud-based software, its business model is to sell software to individuals and firms that own cryptocurrency or are service providers to such firms. Therefore demand for our software can be impacted by regulations governing cryptocurrencies.

Likewise, prolonged regulatory uncertainty could diminish demand for cryptocurrency and therefore impact demand for our software.

The US economy currently faces a number of economic risks, including but not limited to geopolitical conflict, high inflation, rising interest rates, stock market volatility, and ongoing uncertainty from the Covid-19 pandemic. This could negatively impact the ability of our prospective clients to purchase our software or invest in new types of technologies.

The regulatory environment for cryptocurrency in the United States is still dynamic and evolving. The issuance of future regulations could impact businesses' demand for cryptocurrency in ways that we cannot currently anticipate.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We assume that use of cryptocurrency as an asset class and payment mechanism will continue to grow in future years. If this assumption proves incorrect, it will hamper our ability to sell our software.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to

the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

TransitNet, LLC

- California Limited Liability Company
- Organized January 2020
- 1 employees

3770 Highland Ave #101
Manhattan Beach CA 90266

https://transitnet.io/

Business Description

Refer to the TransitNet profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

TransitNet is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.